UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68548

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Earle Ovington Blvd, Suite 230
(No. and Street)

Uniondale	NY	11553
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Boyle 516 560-7943
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown	NJ	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, John F. Boyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burke & Quick Partners, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- NONE -

Signature

CFO

Title

Notary Public

TERESA O'LEARY
Notary Public, State of New York
No. 02OL6013969
Qualified in Nassau County
Commission Expires July 12, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burke & Quick Partners LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5(e)(3) under the
Securities and Exchange Act of 1934
December 31, 2016
(Confidential Treatment Requested)

Burke & Quick Partners LLC

INDEX

December 31, 2016

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of Burke & Quick Partners LLC

We have audited the accompanying statement of financial condition of Burke & Quick Partners LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Burke & Quick Partners LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 14, 2017

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

1

MEMBER OF HLB INTERNATIONAL, A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

Burke & Quick Partners LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash and cash equivalents	$	1,323,055
Cash segregated in accordance with SEC Rule 15c3-3(k)(2)(i)		1,459,940
Receivables from clearing brokers, including clearing deposits of $250,000		666,985
Securities owned, at fair value		9,984,683
Property & equipment, net of depreciation		5,965
Prepaid research and other associated costs		128,509
Other assets		159,626
Total Assets	$	13,728,763

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued research and other associated costs	$	1,450,559
Accounts payable and accrued expenses		189,041
Total Liabilities		1,639,600
Member's equity		12,089,163
Total Liabilities and Member's Equity	$	13,728,763

See Notes to Financial Statements

2

Burke & Quick Partners LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

1. Nature of business and summary of significant accounting policies

Nature of Business

Burke & Quick Partners LLC (the "Company") is a Limited Liability Company organized under the laws of the state of New York on March 10, 2010. The Company's operations consist primarily of providing trade execution services in equity and certain fixed income securities as well as providing research through soft and hard dollar arrangements.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The. Company does not carry accounts for customers nor.perform custodial functions, related to securities. The . Company clears its securities on a fully-disclosed basis through its clearing broker.

The Company conducts substantially all of its business within the safe harbor of Section 28 (e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers and plan sponsors ("Money Managers") at a negotiated commission rate. As an incentive to use the Company's services for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the level of brokerage transactions.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance (commissions paid less research provided). It is understood by the Money Managers and the Company that the commission total balance is not redeemable in cash and when redeemed may only be used to obtain third-party research and other qualified services through the Company. The accumulated commission total balance of Money Managers is reduced when such Money Managers request the Company to provide third-party services.

Other clients, specifically hedge funds, may still participate in the soft dollar program pursuant to the guidelines established in their fund documents. Further the Company provides execution services for all institutional clients on an agency basis.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 14, 2017. Subsequent events have been evaluated through this date.

Burke & Quick Partners LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

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1. Nature of business and summary of significant accounting policies (continued)

Research and Other Associated Costs

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition as accrued research costs. Such amounts represent the estimated third- party research services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales. Amounts relating to all customers with a negative commission total balance are reflected in the accompanying statement of financial condition as prepaid research costs. Such amounts represent the amount of research services paid on behalf of all customers for which future commission are expected to be received. The provision for uncollectible commissions is determined under the direct write-off method, which is not materially different from the allowance method. As of December 31, 2016 no allowance for uncollectible commissions was necessary as management believes all commissions receivable and prepaid research and others associated costs will be realized.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. Cash required to be segregated in accordance with federal rules and regulations are not included in the firm's unrestricted cash balances.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Burke & Quick Partners LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

---

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Revenue and Expense Recognition from Securities Transactions

Proprietary security transactions are reflected within securities gains and losses and accounted for on a trade-date basis. Unrealized gains and losses are also reflected within securities gains and losses. Dividend income is recorded on the payment date, which does not cause a material difference in the account balance as opposed to recording on record date. Interest is recognized on the accrual basis.

Burke & Quick Partners LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

---

1. Nature of business and summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Computer hardware/software	3 years	Straight-line
Furniture and Fixtures	3 years	Straight-line

Income Taxes

The Company is a single member LLC with a single member that is a partnership, and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. There are no income tax related penalties or interest for the period reported in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease.

Securities Owned

Securities owned are valued at fair market value and unrealized gains and losses are reflected in the statement of operations. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Soft Dollar Arrangements

The Company ensures that, when required, any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

Burke & Quick Partners LLC

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2016:

Securities owned (at fair value)

Investments in securities	Level 1	Level 2	Level 3	Total
Common stocks				
Basic materials	$ 830,465	$ -	$ -	$ 830,465
Consumer goods	668,600			668,600
Financial	7,865,202			7,865,202
Consumer Staples	41,471			41,471
Real Estate	136,350			136,350
Healthcare	376,145			376,145
Technology	66,450			66,450
	$ 9,984,683	$	$	$ 9,984,683
Cash Equivalent				
Money market fund	$ 818,116	$ -	$ -	$ 818,116

3. Property and equipment

Details of property and equipment at December 31, 2016 are as follows:

Furniture & Fixtures	$	3,724
Computer Hardware/Software		87,013
Less accumulated depreciation		(84,772)
	$	5,965

Depreciation expense for the year ended December 31, 2016 was approximately $10,600.

Burke & Quick Partners LLC

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company's net capital was approximately $9,356,000, which was approximately $9,106,000 in excess of its minimum requirement of $250,000. The percentage of aggregate indebtedness to net capital was 17.5%.

5. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company.

The receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit in the amount of $250,000.

6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. Periodically, the balances in the account, may exceed FDIC insured limits amount, but the Company monitors the creditworthiness of the Bank as part of its risk assessment.

While the company does a significant amount of its total business with three customers the impact of any concentration is reduced further by the soft dollar expenses offsetting revenues. During the year ended December 31, 2016, four customers accounted for net commission revenues of 18.2%, 13.3%, 13.2% and 10.2%, respectively.

The Company has the ability to obtain credit secured by its investment account on margin subject to various regulatory margin requirements. The amount of credit available is dependent on the market value of the underlying securities. Due to the fluctuation in the market value of the underlying securities, the loan might be subject to margin calls. The interest rate is determined by the margin agreement. As of December 31, 2016 there was no margin loan outstanding.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to provision (k)(2)(ii) with respect to clearing all transactions on a fully disclosed basis through its clearing firm. Further, the Company operates pursuant to the (k)(2)(i) exemptive provision of Rule 15c3-3 with respect to its soft dollar business and as such, segregates funds accordingly in a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The funds segregated in this account are not used in the normal business operations.

Burke & Quick Partners LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

___

8. Related party transactions

The Company may enter into related party transactions in the normal course of business with its parent. During the year 2016, insurance premiums paid on behalf of member are treated as member withdrawals and amounted to approximately $67,000.

9. Commitments and contingencies

Pursuant to lease agreements, the Company pays rent for office space. Rent expense under these agreements for the year ended December 31, 2016 was approximately $258,000. The Company entered into a one year lease extension agreement with its landlord for its current premises.

Aggregate future lease payments of office space and equipment for the future years subsequent to December 31, 2016 are approximately $147,000.

As of December 31, 2016, the Company is not subject to:

(a) Any commitment, contingency or guarantee that might result in a loss or a future obligation;
(b) Any claim of which the firm is aware as that might be asserted against it;
(c) With respect to (a) and (b), loss contingencies or guarantees as financial statement liabilities, reductions of net worth in its net capital computation or as components of aggregate indebtedness.

10. Soft dollar transactions

During 2016, the Company entered into soft dollar arrangements with certain clients within the provisions of Rule 28(e). Section 28 (e) of the Exchange Act establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars. Other clients, specifically hedge funds, may still participate in the soft dollar program pursuant to the guidelines established in their fund documents. Under the soft dollar program, the Company uses commissions to pay brokerage and research related expenses on behalf of clients. During 2016, the Company paid client expenses totaling approximately $7,205,000, of which approximately $1,985,000 was paid on behalf of clients operating outside the scope of Section 28 (e). At December 31, 2016, the Company has an outstanding receivable of approximately $128,500 included in other prepaid research and other associated costs assets on the statement of financial condition and an outstanding liability of approximately $1,450,600 included in accrued research and other associated costs on the statement of financial condition.

The Company is holding a restricted cash account in accordance with SEC Rule 15c3-3(k)(2)(i) in the amount of $1,459,940 of which approximately $1,450,600 is related to proceeds from soft dollar transactions on a settlement date basis. The Company disburses this cash to third parties on behalf of its customers' as it receives invoices for payments per soft dollar arrangements it has with its customers. This amount is included in cash segregated in accordance with SEC Rule 15c3-3(k)(2)(i) in the accompanying statement of financial condition.

11. Employee contract services

The Company has outsourced all of its personnel services to a professional employer organization. Under the contract, all employees of the Company became employees of the outsourced company which provides personnel services for a fee and covers wages and related costs as well as employee benefits. For the year ended December 31, 2016 the fee for personnel services was reported in the accompanying financial statement under payroll tax expense and management fees.

Burke & Quick Partners LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

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12. Employee Benefit Plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Plan does not provide for any Company match for the benefit of the employees.